CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-10 (the "Form F-10") of our auditor's report dated March 24, 2025 relating to the consolidated financial statements of BTQ Technologies Corp. consisting of the consolidated statement of financial position as at December 31, 2024 and the related consolidated statement of operations and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended.

We also consent to reference to us under the heading "Expert" in the Form F-10 and "Interests of Experts" in the Annual Information Form for the year ended December 31, 2024, which is filed as Exhibit 4.1 to this Form F-10.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

September 25, 2025

Toronto, Canada